Execution Version

Asset Purchase Agreement
By and Among
Health Grades, Inc.,
As Purchaser
Adviware Pty Ltd.,
As Seller
And
The Shareholders Named Herein
Dated as of
October 13, 2008

TABLE OF CONTENTS

ARTICLE I
CERTAIN DEFINITIONS

1.1 Definitions	1

ARTICLE II
ASSET PURCHASE

2.1 Acquisition of Assets	5
2.2 Excluded Assets	6
2.3 Assumption of Liabilities and Obligations	7
2.4 Excluded Liabilities	8
2.5 Purchase Price	8
2.6 Calculation of Earn-Out Payments	10
2.7 Transfer Taxes	12

ARTICLE III
THE CLOSING

3.1 The Closing	12
3.2 Deliveries at the Closing by Seller	12
3.3 Deliveries at the Closing by Purchaser	13
3.4 Documents to be Executed at the Closing	13
3.5 Allocation	13

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

4.1 Corporate Organization; Standing and Power	14
4.2 Seller Capital Structure	14
4.3 Authority	15
4.4 Sufficiency of Assets	16
4.5 Seller Financial Statements and No Undisclosed Liabilities	16
4.6 No Changes	16
4.7 Tax and Other Returns and Reports	18
4.8 Restrictions on Business Activities	18
4.9 Title of Properties; Absence of Liens and Encumbrances; Condition of Equipment	19
4.10 Intellectual Property	19
4.11 Agreements, Contracts and Commitments	24
4.12 Interested Party Transactions	25
4.13 Governmental Authorization	26
4.14 Litigation	26
4.15 Environmental Matters	26
4.16 Brokers’ and Finders’ Fees; Third Party Expenses	27
4.17 Employee Matters	27
4.18 Insurance	27
4.19 Compliance with Laws	27
4.20 Third Party Consents	27
4.21 Website Content	27
4.22 Representations Complete	27

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ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

5.1 Organization, Standing and Power	28
5.2 Authority	28
5.3 SEC Documents; Purchaser Financial Statements	29
5.4 Brokers and Finders Fees	29

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1 Access to Information	29
6.2 Confidentiality	29
6.3 Expenses	30
6.4 Public Disclosure	30
6.5 Additional Documents and Further Assurances	30
6.6 Tax Matters	30
6.7 Other Funds Received	31
6.8 Post-Closing Assignments	32
6.9 Support of Earn-Out Activities	33
6.10 Business Records	33

ARTICLE VII
SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION; SET OFF

7.1 Survival of Representations and Warranties	33
7.2 Indemnification by Seller and Shareholders	33
7.3 Purchaser Indemnification	35
7.4 Limitations	36
7.5 Right of Set-Off	36
7.6 Treatment of Indemnity Payments	36
7.7 Calculation of Losses	36
7.8 Exclusive Remedy	36
7.9 Indemnification Claims	37
7.10 Defense of Third Party Actions	37
7.11 Subrogation	38
7.12 No Implied Representations and Warranties	39

ARTICLE VIII
GENERAL PROVISIONS

8.1 Amendment	39
8.2 Notices	39
8.3 Interpretation	40
8.4 Counterparts	40
8.5 Entire Agreement; Assignment	40
8.6 Severability	41
8.7 Other Remedies	41
8.8 Governing Law and Venue	41
8.9 Rules of Construction	42
8.10 Time of Essence	42
8.11 Authority and Execution	42
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EXHIBITS

Exhibit A	—	Bill of Sale
Exhibit B	—	Assignment and Assumption Agreement
Exhibit C	—	Consulting Agreement
Exhibit D	—	Non-Competition Agreements
Exhibit E	—	Technology License Agreement
Exhibit F	—	Content License Agreement
SCHEDULES

Schedule 2.1(a)(i)	—	IP Asset List
Schedule 2.1(a)(ii)	—	Transferred Equipment
Schedule 2.1(a)(iii)	—	Assigned Contracts
Schedule 2.2(a)	—	Post closing Contract Assignments/Other Excluded Assets
Schedule 2.3(a)	—	Open Purchase Orders/Other Liabilities
Schedule 2.3(c)	—	Open Requests for Proposals and Offers
Schedule 2.3(d)	—	Other Assumed Liabilities
Schedule 2.5(b)	—	2009 Earn Out Metrics
Schedule 2.5(c)	—	2010 Earn Out Metrics
Schedule 3.5	—	Purchase Price Allocation
Schedule 4.2	—	Seller Capital Structure
Schedule 4.5(a)	—	Financial Statements
Schedule 4.5(b)	—	Undisclosed Liabilities
Schedule 4.6	—	No Changes
Schedule 4.7	—	Tax Matters
Schedule 4.8	—	Restrictions on Business Activities
Schedule 4.9	—	Leased Property
Schedule 4.10	—	Intellectual Property
Schedule 4.11	—	Contracts
Schedule 4.12	—	Interested Party Transactions
Schedule 4.13	—	Government Authorization
Schedule 4.18	—	Insurance
Schedule 4.20	—	Third Party Consents
Schedule 4.21	—	Website Content
Schedule 5.4	—	Brokers
Schedule 6.1	—	Restrictions on Access to Information
Schedule 6.8	—	Unassigned Contracts
 iii

Execution Version
ASSET PURCHASE AGREEMENT
This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of October 13, 2008 by and among Health Grades, Inc., a Delaware corporation (“Purchaser”), Adviware Pty Ltd., a Queensland, Australia company (“Seller”), Anita Markovic, an individual residing in Cairns, Australia (“Markovic”) and David Spuler an individual residing in Cairns, Australia (“Spuler”) (Markovic and Spuler are each referred to herein as a “Shareholder” and collectively as the “Shareholders”).
RECITALS
A. The board of directors of each of Purchaser and Seller believe it is in the best interests of Purchaser, Seller and their respective shareholders that Purchaser acquire substantially all of the assets of Seller and assume certain specific liabilities of the Seller (the “Acquisition”) and, in furtherance thereof, have approved the Acquisition.
B. Seller desires to sell and the Purchaser desires to purchase, all of the Acquired Assets, and Purchaser is willing to assume all of the Assumed liabilities, for the consideration and on the terms set forth in this Agreement.
NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
1.1 Definitions.
(a) “Accounts Receivable” shall have the meaning ascribed to such term in Section 2.2(a)(ix).
(b) “Acquired Assets” shall have the meaning ascribed to such term in Section 2.1(a).
(c) “Acquisition” shall have the meaning ascribed to such term in the Recitals hereto.
(d) “affiliate” of any Person means any Person that controls, is controlled by, or is under common control with such Person. As used herein, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise.

(e) “Agreement” shall have the meaning ascribed to such term in the Preamble.
(f) “Allocation” shall have the meaning ascribed to such term in Section 3.5.
(g) “Ancillary Agreements” shall mean the Assignment and Assumption Agreement, the Bill of Sale, the Consulting Agreement and the Non-Competition Agreements.
(h) “Assigned Contracts” shall have the meaning ascribed to such term in Section 2.1(a)(iii).
(i) “Assumed Liabilities” shall have the meaning ascribed to such term in Section 2.3.
(j) “Business” shall mean the business operated by Seller prior to the date hereof relating to or ancillary to the provision of products and services as a provider of medical, health and healthcare information, including through the operation and management of the websites www.WrongDiagnosis.com and www.CureResearch.com, including the publication of medical, health and healthcare information through those websites and the advertising provided on those websites.
(k) “business day” means a day that is not a Saturday, a Sunday or a statutory or civic holiday in the State of Colorado or any other day on which banking institutions are not required to be open in the State of Colorado.
(l) “Business Revenue” means, for the period in question, the gross revenues earned by Purchaser or its affiliates or and their successors and assigns with respect to the operation of the Business, including through the websites www.WrongDiagnosis.com and www.CureResearch.com, and any subdomains, replacements, substitutions or revisions to such websites, and any additional websites created under the Consulting Agreement (subject to mutual reasonable agreement on the allocation of revenue by the parties); revenues will be determined on an accrual basis in accordance with GAAP without reductions for reserves for uncollectible revenues.
(m) “Closing” shall have the meaning ascribed to such term in Section 3.1.
(n) “Closing Date” shall have the meaning ascribed to such term in Section 3.1.
(o) “Code” means the Internal Revenue Code of 1986, as amended.

(p) “Consulting Agreement” means that certain Consulting Services Agreement dated as of even date hereof between Purchaser and KBC Technology Pty Ltd.
(q) “Current Balance Sheet” shall have the meaning ascribed to such term in Section 4.5(a).
(r) “Earn-Out Payments” shall have the meaning ascribed to such term in Section 2.5(d).
(s) “Environmental Permits” shall have the meaning ascribed to such term in Section 4.15(c).
(t) “Excluded Assets” shall have the meaning ascribed to such term in Section 2.2(a).
(u) “Excluded Liabilities” shall have the meaning ascribed to such term in Section 2.4.
(v) “GAAP” means United States Generally Accepted Accounting Principles.
(w) “Governmental Entity” shall have the meaning ascribed to such term in Section 4.3(c).
(x) “Hazardous Materials” shall have the meaning ascribed to such term in Section 4.15(a).
(y) “Hazardous Materials Activities” shall have the meaning ascribed to such term in Section 4.15(b).
(z) “Initial Cash Payment” shall have the meaning ascribed to such term in Section 2.5(a).
(aa) “Intellectual Property” shall have the meaning ascribed to such term in Section 4.10(a).
(bb) “Intellectual Property of Seller” shall have the meaning ascribed to such term in Section 4.10(a).
(cc) “Law” means any foreign, national, federal, state, provincial or local law, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree of any Governmental Entity.
(dd) “Liens” shall have the meaning ascribed to such term in Section 2.1(a).
(ee) “Loss” and “Losses” shall have the meaning ascribed to such term in Section 7.2(a).

(ff) “Material Adverse Effect” means any change, effect or circumstance that is materially adverse to the assets (tangible and intangible, and including the Acquired Assets, liabilities (actual or contingent), properties, condition (financial or otherwise) or results of operations of the Business.
(gg) “Ordinary Course of Business” means the ordinary course of the Business as conducted by Seller, consistent with past practice.
(hh) “Page View” means, for the period in question, the request by a user of the Internet to load a single page of any web page operated as part of the Business including through the websites WrongDiagnosis.com and CureResearch.com, or any subdomains, replacements, substitutions, additions or revisions to such websites or additional websites created under the Consulting Agreement for Purchaser after the Closing Date (subject to mutual reasonable agreement on the allocation of views by the parties).
(ii) “Person” means any individual, corporation, partnership, firm, association, joint venture, joint stock company, trust, unincorporated organization or other entity, including any Governmental Entity.
(jj) “Purchase Price” shall have the meaning ascribed to such term in Section 2.5(d).
(kk) “Purchaser Financial Statements” shall have the meaning ascribed to such term in Section 5.3.
(ll) “Remedial Action” means all actions required to (i) clean up, remove, treat or in any other way remediate any Hazardous Materials; (ii) prevent the release of Hazardous Materials so that they do not migrate or endanger or threaten to endanger public health or welfare or the environment; or (iii) perform studies, investigations, assessments and monitoring related to any such Hazardous Materials.
(mm) “SEC Documents” shall have the meaning ascribed to such term in Section 5.3.
(nn) “Seller Charter Documents” shall mean Seller’s Articles of Incorporation and Bylaws, each as amended to date.
(oo) “Seller Financials” shall have the meaning ascribed to such term in Section 4.5(a).
(pp) “Seller’s Schedules” shall have the meaning ascribed to such term in the preamble to Article IV.
(qq) “Services” shall have the meaning ascribed to such term in Section 4.10(h).

(rr) “Taxes” shall have the meaning ascribed to such term in Section 4.7(a).
(ss) “Tax Returns” shall have the meaning ascribed to such term in Section 4.7(a).
(tt) “Transaction Documents” means this Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Consulting Agreement, the Non-Competition Agreements, and any certificate delivered by a party pursuant to this Agreement.
(uu) “Transferred Equipment” shall have meaning ascribed to such term in Section 2.1(a)(ii).
(vv) “Translation Code” shall mean that certain translation source code used or held for use in facilitating the translation of content contained in websites to different languages; a copy of such source code, as its exists as of the date hereof, is contained on computer media will be provided by Seller to Seller’s counsel at the address set forth in Section 8.2(b) hereof.
ARTICLE II
ASSET PURCHASE
2.1 Acquisition of Assets.
(a) On the terms and subject to the conditions of this Agreement, Seller hereby sells, conveys, assigns, transfers and delivers to Purchaser, and Purchaser hereby purchases, acquires and accepts from Seller, all right, title, and interest in and to all assets, rights and properties of Seller, used or held for use, directly or indirectly, in the conduct or operation of the Business as a going concern, of every kind and description, whether or not reflected on the books and records of Seller, except for the Excluded Assets (collectively, the “Acquired Assets”), free and clear of all liens, pledges, charges, claims, security interests and other encumbrances of any sort (collectively, “Liens”), including, without limitation, the following:
(i) The Intellectual Property of Seller (as defined in Section 4.10 hereof), including without limitation the Intellectual Property listed on Schedule 2.1(a)(i), together with any media on which any of the foregoing is recorded, and any other tangible embodiments or copies of any of the foregoing, and including any of the following and the Intellectual Property thereto: (A) computer software and code, including assemblers, applets, compilers, source code, object code, data (including image and sound data), design tools, and user interfaces, including documentation, annotations, or comments, and including all related algorithms, data and data structures; (B) information, invention disclosures, know-how, show-how, techniques, algorithms, routines, works of authorship, processes, devices, prototypes, test methodologies, hardware development tools, materials that document design or design processes (including failed designs), or that document research or testing (both design, processes and results); (C) databases, data collections and libraries; (D) Uniform Resource Locators, Web site addresses and domain names and registrations;

(ii) All tangible personal property, including machinery, equipment, furniture, desks, tools, tooling, computers, proprietary and non-proprietary software programs and other tangible personal property owned or leased by Seller and used by Seller in the Business or that relate to the Services that is listed on Schedule 2.1(a)(ii) (the “Transferred Equipment”);
(iii) All of Seller’s rights under the agreements, leases and contracts set forth on Schedule 2.1(a)(iii) (the “Assigned Contracts”);
(iv) All requests for proposals and open quotes for goods and services with customers and suppliers of Seller, together with related purchase orders, contracts, and subcontracts associated therewith;
(v) All franchises, approvals, permits, licenses, orders, registrations, certificates, variances, and similar rights obtained from governments and Governmental Entities;
(vi) All businesses and financial records, books, ledgers, files, documents, correspondence, lists, drawings, notebooks, specifications, advertising and promotional materials, marketing materials, studies, reports, equipment repair, maintenance or service records, customer lists, supplier lists, contact information and other information or data relating to the Business or the Acquired Assets, whether written or electronically stored or otherwise recorded;
(vii) All choses in action, claims and intangible property rights or rights to recovery or offset of any kind or character arising from or concerning the Intellectual Property of Seller, including without limitation, confidentiality obligations and similar obligations;
(viii) All goodwill of the Business as a going concern, and all information and documents related thereto, including the exclusive right to represent itself as carrying on the Business in succession to Seller and including any claims for past infringement of the trademarks that are included in the Intellectual Property of Seller; and
(ix) All other property and assets owned by or licensed to Seller, or necessary to, used by or held for use by Seller in the Business.
2.2 Excluded Assets.
(a) The term “Excluded Assets” mean the following assets of Seller:
(i) Cash and cash equivalents on hand as of the Closing Date;
(ii) bank accounts of Seller;
(iii) corporate minute book and associated records relating to Seller’s corporate existence;

(iv) all personnel records and other records which Seller is required by law to retain in its possession (provided, however, that Seller will provide Purchaser with copies of such records to the extent legally permissible);
(v) assets held by any employee benefit plans of Seller;
(vi) Seller’s insurance policies and all of its rights thereunder;
(vii) Tax refunds due to Seller;
(viii) Any rights of Seller arising under this Agreement;
(ix) all outstanding and unpaid accounts receivable and other evidences of indebtedness and receivables (“Accounts Receivable”) as of the Closing Date owing to Seller or relating to or arising out of the Business;
(x) All pre-paid expenses, including all utility deposits, rental deposits, equipment deposits and prepaid taxes relating to the Business;
(xi) The Translation Code;
(xii) All furniture, fixtures and equipment owned by Seller and physically located in Australia;
(xiii) Those contracts set forth on Schedule 2.2(a), and those contracts that are to be assigned to Purchaser after the Closing pursuant to Section 6.8 hereof; and
(xiv) Any other assets or rights listed on Schedule 2.2(a).
2.3 Assumption of Liabilities and Obligations. Purchaser is not assuming any liabilities or obligations of Seller, except for those liabilities and obligations which Purchaser expressly assumes pursuant to this Section 2.3. Purchaser hereby assumes and agrees to pay, perform and discharge only the following liabilities or obligations of Seller (the “Assumed Liabilities”):
(a) Those unfilled purchase orders outstanding as of the Closing Date listed on Schedule 2.3(a);
(b) The liabilities and obligations of Seller accruing on or after (but not before) the Closing Date under (i) the Assigned Contracts, and (ii) any contracts that are assigned to Purchaser pursuant to Section 6.8 on or after the date of such assignment; provided, however, that such liabilities and obligations shall only be assumed by Purchaser and included as part of the Assumed Liabilities to the extent that Purchaser succeeds to the benefit of such agreements as an assignee thereof;

(c) any liabilities and obligations of Seller accruing on or after (but not before) the Closing Date related to any requests for proposals or outstanding offers set forth on Schedule 2.3(c); and
(d) Any liabilities and obligations set forth in Schedule 2.3(d).
2.4 Excluded Liabilities. Purchaser is not assuming, is not obligated for nor has any responsibility with respect to any obligation or liability of Seller not included in the Assumed Liabilities (collectively, the “Excluded Liabilities”), including, without limitation, the following:
(a) Any liability for Taxes of Seller, including any liability for Taxes arising from or attributable to Seller’s operation of the Business or use or ownership of the Acquired Assets for all taxable periods (or portions thereof) ending on or prior to the Closing Date, and including any transfer taxes attributable to Seller pursuant to this Agreement (other than as set forth in Section 2.7);
(b) Any costs and expenses incurred by Seller or its Shareholders incident to its negotiation and preparation of this Agreement and performance and compliance with the obligations and conditions herein;
(c) Any liabilities and obligations of Seller under the Assigned Contracts arising prior to the Closing Date;
(d) Any liability of Seller with respect to finder’s fees, bonuses or other compensation relating to the Acquisition;
(e) Any liabilities related to any employees of Seller;
(f) Any liabilities relating to any employee benefit plans maintained by Seller; or
(g) Any other liabilities which are not Assumed Liabilities.
2.5 Purchase Price. In consideration of the transfer of the Acquired Assets at the Closing, in addition to the assumption of liabilities referred to in Section 2.3, Purchaser shall make the following payments to Seller:
(a) Initial Cash Payment. At the Closing, Purchaser shall pay to Seller Six Million Two Hundred Forty Thousand Three Hundred Eighty Four United States dollars (US$6,240,384) (the “Initial Cash Payment”) in cash by wire transfer to a bank account specified by Seller in writing.

(b) 2009 Earn-Out Payment. If Purchaser achieves a Tier I, II, III or IV level for either Page Views or Business Revenues as set forth in Schedule 2.5(b) during period between January 1, 2009 and December 31, 2009 (“First Earn-Out Period”), then Purchaser shall make an additional cash payment to Seller for each of the Page Views and the Business Revenues based on the highest Tier Level achieved for the First Earn-Out Period, corresponding to the amounts are set forth on Schedule 2.5(b). The maximum additional payment for Page Views for this period is $607,320 United States Dollars, and the maximum additional payment pursuant for Business Revenues for this period is $607,320 United States Dollars. Any amounts due pursuant to the foregoing, shall be due and payable to Seller 60 days after the end of the First Earn-Out Period, unless otherwise provided herein.
(c) 2010 Earn-Out Payment. If Purchaser achieves a Tier I, II, III or IV level for either Page Views or Business Revenues as set forth in Schedule 2.5(c) during period between January 1, 2010 and December 31, 2010 (“Second Earn-Out Period”), then Purchaser shall make an additional cash payment to Seller for each of the Page Views and the Business Revenues based on the highest Tier Level achieved for the Second Earn-Out Period, corresponding to the amounts are set forth on Schedule 2.5(c). The maximum additional payment for Page Views for this period is $607,320 United States Dollars, and the maximum additional payment pursuant for Business Revenues for this period is $607,320 United States Dollars. Any amounts due pursuant to the foregoing, shall be due and payable to Seller 60 days after the end of the Second Earn-Out Period, unless otherwise provided herein.
(d) Any payments to be made under Sections 2.5(b) and 2.5(c) are collectively referred to as the “Earn-Out Payments,” and the Initial Cash Payment and any Earn-Out Payments are collectively referred to as the “Purchase Price.”
(e) Special Rules for the Calculation of Page Views and Business Revenues.
(i) For the purpose of this Section 2.5(e):
“Purchaser Websites” shall mean HealthGrades.com and any other websites owned or operated by Purchaser, including those that may be subsequently launched or acquired.
“Seller Websites” shall mean WrongDiagnosis.com, CureResearch.com, and any other Seller websites used in the Business as of the date hereof, and any subdomains, replacements, substitutions or revisions to such websites, and any additional websites created under the Consulting Agreement; revenues will be determined on an accrual basis in accordance with GAAP without reductions for reserves for uncollectible revenues.
(ii) The parties anticipate that advertising campaigns and sponsorships may be sold as a bundle of advertising inventory from both Seller Websites and Purchaser Websites and that RFP requirements and/or won campaigns and sponsorships may not be large enough to fill both Seller and Purchaser inventory. Purchaser agrees that each such individual RFP proposals or won advertising campaigns and sponsorships shall be allocated to Seller Websites and Purchaser Websites in an equitable manner.

(iii) If Purchaser sells, transfers or assigns WrongDiagnosis.com or CureResearch.com, or substantially all of the Business, to an unaffiliated third party, then all Earn-Out Payments shall be made based on the highest Tier and will be immediately due and payable to Seller.
(iv) If Purchaser is subject to a Change of Control, then all Earn-Out Payments shall be based on the highest Tier and will be immediately due and payable to Seller. As used herein “Change of Control” shall mean a transaction or series of transactions in which the shareholders or owners of Purchaser immediately prior to such transaction or series of transactions own immediately after such transaction or series of transactions less than fifty percent (50%) of the outstanding, voting securities or other ownership interest of the surviving entity (or its parent), or a sale of all or substantially all of the assets of Purchaser.
(v) If, after good faith efforts to so agree, the parties hereto cannot mutually agree upon (A) an allocation of Business Revenue for any additional websites created under the Consulting Agreement, (B) an allocation of Page Views for any additional websites created under the Consulting Agreement; or (C) an equitable allocation of revenues from RFP proposals, advertisement campaigns or sponsorships under Section 2.5(e)(ii) hereof, then, the matter shall be submitted to arbitration as follows:
Any such arbitration shall be conducted under the rules of American Arbitration Associate (“AAA”). The seat (or legal place) of arbitration shall be Honolulu, Hawaii. The language of the arbitration shall be English. The Tribunal shall consist of a sole arbitrator (the “Tribunal”), who shall be nominated pursuant to the AAA rules, taking due account of the fact that the arbitrator is to resolve an accounting dispute. The Tribunal shall render a final award in any arbitration within 30 days of its appointment by the AAA. This time limit may only be extended with the consent of the parties or by the Tribunal for good cause shown, provided that no award shall be invalid even if it is not rendered within the time period herein specified, or not rendered within any extended period. Within 7 days of the appointment of the Tribunal, each party shall submit to the Tribunal a statement detailing its position on the equitable allocation and containing its last best position as to the value/figure of the amount of the equitable allocation. The Tribunal shall be limited to awarding only one of the two last best positions submitted. Any award shall be final and binding on the parties and may be confirmed in, and judgment upon the award entered by, any court having jurisdiction. The parties hereby waive all right to appeal to the maximum extent permitted by law. The costs of the arbitrator and AAA shall be borne equally by the parties.
2.6 Calculation of Earn-Out Payments.
(a) Good Faith Calculation. No later than forty-five (45) days after the last day of each of the First Earn-Out Period and Second Earn-Out Period (each an “Earn-Out Period”), Purchaser shall prepare and deliver to Seller a good faith calculation of the Page Views and Business Revenue for each such Earn-Out Period (in each case, a “Purchaser’s Calculation”).

(b) Dispute Resolution. Seller shall have thirty (30) days following receipt of Purchaser’s Calculation to agree or disagree with Purchaser’s calculation of the Page Views and the Business Revenue reflected therein. During such thirty (30) day period, Seller shall have the right to review all work papers and procedures used in connection with the preparation of Purchaser’s Calculation and Seller shall have the right to perform at their expense, all reasonable audit procedures that they deem necessary to satisfy itself as to the accuracy thereof. If Seller does not agree with Purchaser’s Calculation, Seller shall deliver a written objection to Purchaser prior to the end of such thirty (30) day period specifying in reasonable detail the basis for the objection (the “Calculation Objection”) and a computation of the Page Views or Business Revenue, as applicable asserted by Seller (the “Seller’s Calculation”). If Seller does not deliver a Calculation Objection within such thirty (30) day period, or Seller agrees with Purchaser’s Calculation, then the calculations of the Page Views and the Business Revenue reflected in Purchaser’s Calculation shall be final and conclusive (in such case, the “Final Calculation”). If Seller objects to Purchaser’s Calculation, Purchaser and Seller shall negotiate in good faith to resolve the Calculation Objection and the amount agreed upon by Purchaser and Seller shall be final and conclusive and become the Final Calculation for such applicable Earn-Out Period; provided, however, that if the Calculation Objection cannot be resolved by Purchaser and Seller within thirty (30) day after Purchaser’s receipt of the Calculation Objection, Purchaser and Seller shall submit Purchaser’s Calculation, the Calculation Objection, Seller’s Calculation, all work papers related thereto and such other materials as may be mutually agreed upon (collectively, the “Calculation Determination Materials”) to an accounting firm as the parties may mutually agree to (the “Accounting Arbitrator”) for its review. The Accounting Arbitrator shall review the Calculation Determination Materials and shall determine the Final Calculation for the applicable Earn-Out Period after each of Purchaser and Seller have had the opportunity to make an oral presentation of its case before the Accounting Arbitrator and other party. The Accounting Arbitrator shall notify the parties of its determination of the Final Calculation for the applicable Earn-Out Period (which may not be outside the range of Purchaser’s Calculation and Seller’s Calculation) within thirty (30) days following the oral presentation by Purchaser and Seller, which determination shall be final and conclusive. The fees and expenses of the Accounting Arbitrator shall be shared equally by Seller and Purchaser. All determinations pursuant to this Section 2.6(b) shall be in writing and shall be delivered to Purchaser and Seller (in such case, the “Final Calculation”).
(c) Payment. After determination of the Final Calculation pursuant to Section 2.6(b) with respect to an Earn-Out Period, any payments required under Section 2.5(b) or Section 2.5(c) shall be made by Purchaser by wire transfer of funds to Seller within three (3) business days after the determination of the Final Calculation. All payments made pursuant to Section 2.5(b) or Section 2.5(c) shall be considered additional Purchase Price for the Acquired Assets.

2.7 Transfer Taxes. All United States (including federal, state and local) sales, use, value-added, gross receipts, excise, registration, stamp duty, transfer or other similar taxes or governmental fees (“United States Transfer Taxes”) imposed or levied by reason of, in connection with or attributable to this Agreement and the transactions contemplated hereby shall be borne by Purchaser. All Australian (including federal, state and local) sales, use, value-added, gross receipts, excise, registration, stamp duty, transfer or other similar taxes or governmental fees (“Australian Transfer Taxes”) imposed or levied by reason of, in connection with or attributable to this Agreement and the transactions contemplated hereby shall be borne by Seller; provided that Purchaser shall pay any Australia Goods and Services Tax and any Queensland Stamp Duty in connection with the Acquisition. The parties shall cooperate with each other to the extent reasonably requested and legally permitted to minimize any such United States Transfer Taxes and Australian Transfer Taxes. The party required by law to file a Tax Return with respect to such transfer taxes shall do so within the time period prescribed by law, and the party required to pay such transfer taxes shall promptly pay such amounts owing.
ARTICLE III
THE CLOSING
3.1 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place simultaneously with the execution of this Agreement (the “Closing Date”) at the offices of Rothgerber Johnson & Lyons LLP in Denver, Colorado, or if mutually agreed to by the parties, via the electronic (or other mutually agreed to method) exchange of documents, signatures and Closing deliveries, commencing at 10:00 a.m., M.D.T. on the Closing Date.
3.2 Deliveries at the Closing by Seller. At the Closing, Seller shall deliver to Purchaser the following:
(a) Copies of the resolutions of the board of directors of Seller authorizing the execution, delivery and performance of this Agreement by Seller and a certificate of the Secretary of Seller, dated as of the Closing Date, certifying that such resolutions were duly adopted and in full force and effect;
(b) A copy of the unanimous resolutions of Seller’s shareholders approving this Agreement and all other transactions contemplated by this Agreement and a certificate of the Secretary of Seller, dated as of the Closing Date, certifying that such resolutions were duly adopted and are in full force and effect;
(c) Any necessary or appropriate (i) deeds related to any Acquired Assets, properly endorsed, (ii) third party consents to assignments of the Assigned Contracts, and (iii) such other instruments of sale, transfer, conveyance and assignment as Purchaser may reasonably request to transfer the Acquired Assets; and
(d) A legal opinion from Australian legal counsel to Seller, in form and substance reasonably acceptable to Purchaser.

3.3 Deliveries at the Closing by Purchaser. At the Closing, Purchaser shall deliver to Seller, the following:
(a) A wire transfer for the Initial Cash Payment; and
(b) A copy of the resolutions of the Board of Directors of Purchaser authorizing the execution, delivery and performance by Purchaser and a certificate of the Secretary of Purchaser dated the Closing Date, certifying that such resolutions were duly adopted and are in full force and effect.
3.4 Documents to be Executed at the Closing. Without limiting the foregoing, at the Closing:
(a) Seller shall execute and deliver to Purchaser a Bill of Sale and General Assignment substantially in the form attached hereto as Exhibit A (the “Bill of Sale”);.
(b) Purchaser and Seller shall execute and deliver to each other the Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”);
(c) Purchaser and a company formed by Shareholders shall execute and deliver to each other the Consulting Agreement substantially in the form attached hereto as Exhibit C (the “Consulting Agreement”);
(d) The parties hereto shall execute and deliver to each other a Non-Competition Agreement, substantially in the form of attached hereto as Exhibit D (the “Non-Competition Agreement”);
(e) Purchaser and a company owned by the Shareholders shall execute and deliver to each other a Technology License Agreement substantially in the form attached hereto as Exhibit E.
(f) Purchaser and a company owned by the Shareholders shall execute and deliver to each other the Content License Agreement substantially in the form attached hereto as Exhibit F.
3.5 Allocation.
(a) Purchaser and Seller agree that the Purchase Price shall be allocated to the various assets comprising the Acquired Assets for all purposes (including tax and financial accounting purposes) in accordance with the allocation schedule attached hereto as Schedule 3.5 (“Allocation”).

(b) Purchaser and Seller acknowledge that the Allocation shall be binding upon the parties for all applicable federal, state, local and foreign tax purposes. Purchaser and Seller covenant to report gain or loss or cost basis, as the case may be, in a manner consistent with such allocation in all tax returns filed by either of them subsequent to the Closing Date and not to take voluntarily any position inconsistent therewith in any administrative or judicial proceeding relating to such returns.
(c) If required under the Treasury Regulations, Purchaser and Seller shall exchange mutually acceptable and completed IRS Forms 8594, which they shall use to report the transaction contemplated hereunder to the IRS in accordance with such allocation. Should circumstances require that a supplemental IRS Form 8594 be filed as contemplated by Treasury Regulations § 1.1060-1T(h)(2), Purchaser and Seller shall prepare and exchange mutually acceptable supplemental IRS Forms 8594. Purchaser and Seller shall each file such supplemental IRS Forms 8594 in the manner described in Treasury Regulations § 1.1060-T(h)(2).
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER
Seller hereby represents and warrants to Purchaser, subject to such exceptions as are specifically disclosed in the disclosure schedules, referencing the appropriate section and paragraph numbers, (the “Seller Schedules”) attached hereto, as follows:
4.1 Corporate Organization; Standing and Power. Seller is a company duly organized, validly existing and in good standing under the laws of Queensland, Australia. Seller has the corporate power to own its properties and to carry on the Business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect upon Seller or its Business. The Seller has previously furnished to Purchaser a complete and correct copy of the Seller Charter Documents. The Seller is not in violation of any of the provisions of the Seller Charter Documents. The Seller does not own, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture, limited liability company or other entity.
4.2 Seller Capital Structure. Details of the authorized, issued and outstanding capital stock of Seller as of the date hereof are set forth on Schedule 4.2. All of the issued and outstanding shares of capital stock of Seller are owned of record and beneficially by the Shareholders, free and clear of all Liens. Except as set forth on Schedule 4.2, Seller does not have any shares of capital stock issued or outstanding. Set forth on Schedule 4.2 is a complete and accurate list of all shares of capital stock ever owned in or issued by the Seller including all current and former shareholders and the number of shares owned by each and a description of the transaction or manner in which such shares were acquired by the Seller. There are no outstanding convertible or exchangeable securities, subscriptions, calls, options, warrants, rights (contractual or arising by operation of law, including, without limitation, rights of first refusal and preemptive rights), or other agreements or commitments of any character to which Seller or any Shareholder is a party or by which any of them is bound, relating to the issuance, purchase, other acquisition or voting of any capital stock, or other equity or ownership interest (collectively, “Equity Rights”) in Seller. No bonds, debentures, notes or other indebtedness having the right to vote under any circumstances (or convertible into securities having such right to vote) of Seller are issued and outstanding. There are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person or entity is or may be entitled to receive any payment based on the revenues or earnings, or calculated in accordance therewith, of Seller. There are no voting trusts, proxies or other agreements or understandings to which Seller or any Shareholder is a party or by which Seller or any Shareholder is bound with respect to the voting of any shares of capital stock or other Equity Rights of Seller.

4.3 Authority.
(a) The Seller has all requisite power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller. This Agreement and the other Transaction Documents to which Seller and the Shareholders are a party have been duly executed and delivered by Seller and Shareholders and constitute the legal, valid and binding obligations of Seller and Shareholders enforceable against Seller and Shareholders in accordance with their respective terms, subject to (i) Laws of general application relating to bankruptcy, insolvency, moratorium and the relief of debtors, and (ii) the availability of specific performance, injunctive relief and other equitable remedies.
(b) The execution and delivery of this Agreement and the Transaction Documents by Seller does not, and the performance by Seller of this Agreement and the Transaction Documents to which Seller is a party will not, (i) conflict with or violate the Seller Charter Documents, (ii) conflict with or violate any United States or foreign federal, state or local law or regulation applicable to Seller, or by which any of its assets or properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Seller’s, rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an encumbrance on any of the properties or assets of Seller pursuant to, any note, mortgage, indenture, lease, license, permit, franchise or other agreement, instrument or obligation to which Seller is a party or by which Seller’s properties are bound or affected.
(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other federal, state, county, local or foreign governmental authority, instrumentality, agency or commission (“Governmental Entity”) is required by or with respect to Seller or Shareholders in connection with the execution and delivery of this Agreement and the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, except such as would not have a Material Adverse Effect and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement.

4.4 Sufficiency of Assets. The Acquired Assets and the Excluded Assets constitute all tangible assets, intangible assets, properties and rights that are used or held for use by Seller in the operation or conduct of the Business and are sufficient for the conduct of the Business by the Purchaser immediately following the Closing in substantially the same manner as currently conducted by Seller.
4.5 Seller Financial Statements and No Undisclosed Liabilities.
(a) Schedule 4.5(a) sets forth Seller’s unaudited balance sheet as of June 30, 2007, and Seller’s audited balance sheet as of June 30, 2008 (the “Current Balance Sheet”) and the related audited statements of income and cash flow for the twelve-month period then ended (together, the “Seller Financials”). The Seller Financials present fairly the financial condition, operating results and cash flows of Seller, are correct in all material respects and have been prepared in accordance with applicable Australian Generally Accepted Accounting Principles (with respect to the unaudited balance sheet as of June 30, 2007, as described more fully therein) and GAAP (with respect to Seller Financials as of and for the twelve months ended on June 30, 2008), subject to normal year-end adjustments, which will not be material in amount or significance. On the date hereof, Seller’s current assets are equal to or greater than its total liabilities as determined in accordance with GAAP. Immediately after the Closing, Seller’s current assets will be equal to or greater than its total liabilities as determined in accordance with GAAP.
(b) Except as set forth in Schedule 4.5(b), Seller does not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type in excess of $10,000, individually or in the aggregate, (whether accrued, absolute or contingent, liquidated or unliquidated, due or to become due) that (i) has not been reflected in the Current Balance Sheet, or (ii) has not arisen since June 30, 2008 in the Ordinary Course of Business.
4.6 No Changes. Except as set forth in Schedule 4.6, since June 30, 2008, there has not been, occurred or arisen any:
(a) Transaction by Seller outside of the Ordinary Course of Business
(b) Capital expenditure or commitment by Seller, either individually or in the aggregate, exceeding $10,000;
(c) Destruction of, damage to or loss of any material tangible assets of Seller (whether or not covered by insurance);
(d) Labor dispute, work stoppage, or claim of wrongful discharge or other unlawful labor practice or action;

(e) Change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Seller, except as approved by Purchaser;
(f) Revaluation by Seller of any of its assets, except as approved by Purchaser;
(g) Declaration, setting aside or payment of a distribution with respect to the membership interests of Seller, or any direct or indirect redemption, purchase or other acquisition by Seller of any of its membership interests;
(h) Increase in the salary or other compensation payable or to become payable by Seller to any of its officers, directors, employees or advisors, or the declaration, payment or commitment or obligation of any kind for the payment, by Seller, of a bonus or other additional salary or compensation to any such person;
(i) Agreement, contract, lease or commitment, or any extension or modification the terms of any such agreement, contract, lease or commitment, that (i) involves the payment by Seller of greater than $10,000 per annum or extends for more than one year, (ii) involves any payment or obligation to any affiliate or Seller other than in the Ordinary Course of Business, or (iii) involves the sale of any material assets;
(j) Sale, lease, license or other disposition of any of the assets or properties of Seller, or the creation of any security interest in such assets or properties, except in the Ordinary Course of Business;
(k) Amendment or termination of any material contract, agreement or license to which Seller is a party or by which it or its assets or properties is bound;
(l) Loan by Seller to any person or entity, incurrence by Seller of any indebtedness, guaranty by Seller of any indebtedness, issuance or sale of any debt securities of Seller or guaranty of any debt securities of others, except for advances to employees for travel and business expenses in the Ordinary Course of Business;
(m) Waiver or release of any right or claim of Seller, including any write-off or other compromise of any account receivable of Seller;
(n) Commencement, or notice or threat of commencement, of any lawsuit or proceeding against or investigation of Seller or its affairs;
(o) Notice of any claim of ownership by a third party of the Intellectual Property of Seller or of infringement by Seller of any third party’s Intellectual Property rights;
(p) Issuance or sale by Seller of any of its shares of capital stock, or securities exchangeable, convertible or exercisable therefor, or any other securities;

(q) Change in pricing or royalties set or charged by Seller to its customers or licensees or in pricing or royalties set or charged by persons who have licensed Intellectual Property to Seller that has or could reasonably be expected to have a Material Adverse Effect;
(r) Any loss of a customer accounting for more than 5% of Seller’s net revenue during the last fiscal year, or notice by any such customer that it intends to terminate its relationship with Seller; or
(s) To knowledge of Seller, any event or condition of any character that has or could be reasonably be expected to have a Material Adverse Effect on Seller, other than general economic or industry conditions.
4.7 Tax and Other Returns and Reports.
(a) For purposes of this Agreement, “Taxes” in the plural and “Tax” in the singular shall refer to any and all taxes, charges, fees, levies, or other assessments of whatever kind or nature, including, but not limited to, any federal, state, local or foreign net income, gross income, gross receipts, unitary, license, payroll, unemployment, excise, severance, stamp, occupation, premium, windfall profits, environmental, occupational, leasing, lease, fuel, customs, duties, capital stock, franchise, profits, withholding, Social Security, unemployment, disability, ad valorem, real property, personal property (tangible and intangible), sales, use, transfer, registration, value added, alternative or minimum, estimated, or any other kind of tax whatsoever, including the recapture of any tax items, recoveries under escheat or similar laws, and including any interest, addition, penalty or other associated charge thereto, whether disputed or not. For purposes of this Agreement, “Tax Returns” shall mean any returns, reports or statements with respect to Taxes which are required to be filed with any taxing authority.
(b) Except as set forth in Schedule 4.7(b): (i) Seller filed all income Tax Returns, state, local, and federal, all state, local, and federal withholding Tax Returns, all state and local sales and use Tax Returns, and other federal, state, and local returns of every kind and nature that either was required to file; (ii) all such Tax Returns were correct and complete in all material respects; (iii) all Taxes and withholding owed or required to be withheld by Seller with regard to the Business (whether or not shown on any income Tax Return) have been paid or withheld; (iv) Seller currently is not the beneficiary of any extension of time within which to file any income Tax Return; (v) there is no material dispute or claim concerning any Tax or withholding liability of Seller with regard to the Business; (vi) the Seller does not know of any basis for the assertion of any claim for any liabilities for unpaid Taxes for which Purchaser would become liable as a result of the transactions contemplated by this Agreement or that would result in any Lien on any of the Acquired Assets.
4.8 Restrictions on Business Activities. Except as set forth in Schedule 4.8, there is no agreement (noncompete or otherwise), commitment, judgment, injunction, order or decree currently in effect to which Seller or any Shareholder is a party or otherwise binding upon Seller, its assets or properties that has or could be reasonably expected to have the effect of prohibiting or impairing any business practice of Seller, any acquisition of property (tangible or intangible) by Seller or the conduct of the Business by Seller as currently conducted; and neither Seller nor any Shareholder has entered into any agreement currently in effect under which Seller or a Shareholder is restricted from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market related to the Business.

4.9 Title of Properties; Absence of Liens and Encumbrances; Condition of Equipment.
(a) The Seller owns no real property, nor has it ever owned any real property. Schedule 4.9(a) sets forth a list of all real property currently leased by Seller, the name of the lessor, the date of the lease and each amendment thereto and, with respect to any current lease, the aggregate annual rental and/or other fees payable under any such lease. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default).
(b) The Seller has good and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of the Transferred Equipment, free and clear of any Liens, except as reflected in Seller Financials or in Schedule 4.9(b) and except for liens for taxes not yet due and payable. The Seller has full right and power to (and at the Closing will) sell, convey, assign, transfer and deliver to Purchaser good and marketable title to all of the tangible Acquired Assets, free and clear of Liens, except as reflected in Seller Financials or in Schedule 4.9(b) and except for Liens for taxes not yet due and payable.
4.10 Intellectual Property.
(a) For the purposes of this Agreement, the following terms have the following definitions:
“Intellectual Property” shall mean any or all of the following and all statutory and/or common law rights and remedies (including but not limited to the rights to receive past and future damages) arising out of or associated therewith, throughout the world: (i) all United States and foreign patents and utility models, and applications therefor (including provisional applications) and all reissues, divisions, renewals, extensions, continuations and continuations-in-part thereof; (ii) all rights in inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology and technical data; (iii) all copyrights (registered or otherwise), copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all mask work rights, mask work registrations and applications therefor; and all other rights corresponding thereto throughout the world; (v) all industrial designs and any registrations and applications therefor and all other rights corresponding thereto throughout the world; (vi) all trade names, trade dress, logos, common law trademarks and service marks; trademark and service mark registrations and applications therefor and all goodwill associated therewith, including but not limited to all marks registered in the United States Patent and Trademark Office, the trademark offices of the States and Territories of the United States of America, and the trademark offices of other nations throughout the world, and all rights therein provided by international treaties or conventions; (vii) all rights in databases and data collections (including knowledge databases); (vii) all personality rights, publicity rights, and moral and economic rights of authors and inventors, however denominated; (ix) all rights to Uniform Resource Locators, Web site addresses and domain names and registrations; and (x) any similar, corresponding or equivalent rights to any of the foregoing or in any of the Acquired Assets.

“Intellectual Property of Seller” shall mean, collectively, Owned Intellectual Property of Seller and the Licensed-In Intellectual Property of Seller.
“Licensed-In Intellectual Property Agreements” means the license, permit, sublicense or other agreement or permission whereby Seller is a licensee or otherwise authorized to make, have made, use, practice, sell, import, reproduce, create derivative works of, distribute, publicly perform, publicly display, sublicense or otherwise exploit Licensed-In Intellectual Property of Seller.
“Licensed-In Intellectual Property of Seller” means the Intellectual Property that is (i) used in connection with the Business as currently conducted and as reasonably anticipated by Seller to be conducted in the future and (ii) owned by a third party but to which Seller, under a license, permit, sublicense or other agreement or permission, is a licensee or otherwise authorized to make, have made, use, practice, sell, import, reproduce, create derivative works of, distribute, publicly perform, publicly display, sublicense or otherwise exploit such Intellectual Property.
“Owned Intellectual Property of Seller” means the Intellectual Property that is (i) related to or used in connection with the Business as currently conducted and as reasonably anticipated to be conducted in the future and (ii) owned by Seller.
“Registered Intellectual Property of Seller” means Owned Intellectual Property of Seller that has been registered, applied for, filed, certified or otherwise issued or recorded with or by any state, government, or other public or quasi public legal authority, worldwide.
(b) Schedule 4.10(b) lists all Registered Intellectual Property of Seller. All Registered Intellectual Property of Seller is subsisting, all necessary registration and renewal fees in connection with all such registrations have been paid, and all necessary documents and certificates in connection with such registrations have been filed with the relevant patent, copyright and trademark or other appropriate authorities for the purposes of maintaining such registrations. There are no actions that must be taken by Seller within one hundred twenty days following the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting, or preserving or renewing any Registered Intellectual Property of Seller. In each case in which Seller has acquired ownership of any Intellectual Property from any person, Seller has obtained an assignment or other transfer sufficient to transfer ownership of all right, title and interest in and to such Intellectual Property to Seller; and in accordance with applicable laws and regulations, Seller has recorded or will timely record each such assignment of Registered Intellectual Property with the relevant governmental authorities. The Seller has not abandoned or allowed to expire any material Registered Intellectual Property of Seller that is necessary for the conduct of the Business as currently operated by Seller.

(c) Schedule 4.10(c) lists all material contracts, licenses and agreements to which Seller is a party with respect to any Intellectual Property or Acquired Assets, including without limitation any cross-licenses, but excluding (i) nonexclusive licenses to Seller from third parties for commercial “off the shelf” technology that are generally available, (ii) nonexclusive end-user license granted to Seller’s customers in the normal course of business, and (iii) non-disclosure agreements and limited evaluation licenses entered into in the normal course of business.
(d) Except as set forth on Schedule 4.10(d), Seller has the right to assign all right, title and interest in and to its Owned Intellectual Property of Seller free and clear of all Liens, without restriction, without seeking the approval or consent of any third party and without payments to any third party. Except as set forth on Schedule 4.10(d), Seller has the right to assign all Licensed-In Intellectual Property Agreements to Purchaser without restriction, without seeking the approval or consent of any third party and without payments to any third party. All Owned Intellectual Property of Seller will be fully transferable and licensable by Purchaser without restriction and without payment of any kind to any third party.
(e) The contracts, licenses and agreements listed on Schedule 4.10(c) are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of any contract, license or agreement listed on Schedule 4.10(c). Except as set forth in Schedule 4.10(e), the Seller is in compliance with, and has not breached any material term of, any contract, license or agreement listed on Schedule 4.10(c), and to Seller’s knowledge all other parties to the contracts, licenses and agreements listed on Schedule 4.10(c) are in compliance with, and have not breached any material term of, such contracts, licenses and agreements. Following the Closing Date, except as described in Schedule 4.10(e), Purchaser will be able to exercise all of Seller’s rights under the contracts, licenses and agreements listed in Schedule 4.10(c) without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that Seller would otherwise be required to pay except as set forth in Schedule 4.10(c).
(f) Except as set forth in Schedule 4.10(f), (i) no person or entity has any rights to use any of the Owned Intellectual Property of Seller other than trademarks or service marks and, to Seller’s knowledge, no person or entity has any rights to use any of the trademarks or service marks that comprise part of the Owned Intellectual Property of Seller; and (ii) Seller has neither granted to any person or entity, nor authorized any person or entity to retain, any rights in the Owned Intellectual Property of Seller.
(g) Except as set forth on Schedule 4.10(g), Seller is the sole owner of each item of Owned Intellectual Property of Seller, free and clear of any Liens.

(h) The operation of the Business as it currently is conducted or is contemplated to be conducted, including its design, development, manufacture and sale of the products, software, and service offerings (1) that have been licensed sold, distributed by Seller preceding the date hereof, or (2) for which Seller has any maintenance or support obligation related thereto, or (iii) that Seller intended to license, sell or distribute (“Services”) (including with respect to Services currently under development), does not infringe any copyright rights or misappropriate any trade secret rights of any other person or entity, nor has Seller received any notice to such effect and, to Seller’s knowledge, does not infringe any patent rights or trademark or service mark rights of any other person or entity, nor has Seller received any notice to such effect.
(i) The Owned Intellectual Property of Seller and the Licensed-In Intellectual Property of Seller constitutes all of the Intellectual Property necessary to or used in the conduct of the Business as it currently is conducted, including, without limitation, in each instance, the design, development, manufacture, use, import and marketing and sale of all Services (including Services under development).
(j) Schedule 4.10(j) lists all contracts, licenses and agreements between Seller and any other person wherein or whereby Seller has agreed to, or assumed, any obligation or duty to indemnify, hold harmless, reimburse, guaranty, or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement by Seller or such other person or entity of the material Intellectual Property of any other person or entity.
(k) Except as set forth in Schedule 4.10(k), there are no contracts, licenses and agreements between Seller and any other person or entity with respect to Intellectual Property of Seller with respect to which there is any dispute regarding the scope of such agreement, or performance under such agreement, including with respect to any payments to be made or received by Seller thereunder.
(l) To Seller’s knowledge and except as set forth in Schedule 4.10(l), no person has infringed or misappropriated or is infringing or misappropriating any of the material Intellectual Property of Seller.
(m) There are no claims asserted against Seller or, to Seller’s knowledge, against any customer of Seller, related to any Services.
(n) No Owned Intellectual Property of Seller or, to Seller’s knowledge, any Licensed-In Intellectual Property of Seller, and no Services is subject to any outstanding decree, order, judgment or stipulation restricting in any manner the use, provision of or licensing thereof specifically by Seller.
(o) Except as set forth in Schedule 4.10(o), Seller has taken reasonable steps in accordance with normal industry practice to protect Seller’s rights in confidential information and trade secrets of Seller or provided by any other person to Seller. Without limiting the foregoing, Seller has, and enforces, a policy requiring each employee and contractor to execute one or more agreements substantially in the form of Seller’s standard forms, and all current and former employees and contractors of Seller have executed one or more such agreements.

(p) Except as set forth in Schedule 4.10(p), to the extent that any Intellectual Property of Seller has been developed or created for Seller independently or jointly by any third party to whom Seller has provided consideration for such development or creation, Seller has a written agreement with such person with respect thereto, and Seller thereby has obtained sole ownership of such Intellectual Property, or is or was exclusively licensed to Seller.
(q) Except as set forth in Schedule 4.10(q), no third party that has licensed Intellectual Property to Seller, including without limitation through Licensed-In Intellectual Property Agreements, has ownership rights or a license back to any Intellectual Property created or developed by Seller (including any improvements or derivative works).
(r) Except as set forth on Schedule 4.10(r), neither this Agreement nor the transactions contemplated by this Agreement, including the assignment by operation of law or otherwise of any contracts or agreements to which Seller is a party, will result, under the terms of any Assigned Contract, in: (i) Purchaser or any of its subsidiaries granting to any third party any right to or with respect to any Intellectual Property owned by, or licensed to, Purchaser or any of its subsidiaries, or (ii) Purchaser, or any of its subsidiaries being bound by or subject to, any exclusivity obligations, non-compete or other restriction of the operation or scope of their respective businesses, respectively, in the absence of this Agreement or the transactions contemplated hereby; provided, however, that the representations made in this Section will not be deemed breached solely as a result of the operation of provisions contained in any contract, license, agreement or arrangement to which Purchaser is a party (but to which Seller or any of its subsidiaries is not).
(s) No government funding, facilities or resources of a university, college or other educational institution or research center or funding from third parties was used in the development of the Owned Intellectual Property of Seller that Seller developed or, to Seller’s knowledge, the Owned Intellectual Property of Seller that Seller purchased or the material Licensed-In Intellectual Property of Seller, and no governmental entity, university, college or other educational institution or research center has any claim or right in or to the Owned Intellectual Property of Seller or, to Seller’s knowledge, the material Licensed-In Intellectual Property of Seller.
(t) With the exception of software developers under contract to Seller in the ordinary course to develop software for Seller and bound by confidentiality obligations and except as set forth in Schedule 4.10(t), Seller has not disclosed, delivered or licensed to any escrow agent or other third party any source code owned by Seller, nor has Seller agreed to or authorized such disclosure, delivery or licensing. Subject to the same exceptions, no event has occurred, and no circumstance or condition exists, that (without notice or lapse of time or both) will, or would reasonably be expected to, result in the disclosure or delivery by or on behalf of Seller to any third party of any source code owned or developed by Seller.

(u) Schedule 4.10(u) lists all software or other material that is distributed as “freeware,” “free software,” “open source software” or other similar licensing or distribution model (including but not limited to the GNU General Public License) that is incorporated into, combined with, or distributed in conjunction with any Intellectual Property or Service (the “Incorporated Open Source Software”) and identifies the type of license of distribution model governing its use. The Seller’s use and/or distribution of each component of Incorporated Open Source Software complies with all material provisions of the applicable license agreement, and such use and/or distribution by Seller prior to the Closing Date has not given rise under such license agreement to any obligation in favor of any third party for Seller to disclose or distribute any software or source code owned or developed by Seller in source code form, to license any software or source code owned or developed by Seller for the purpose of making derivative works, or to distribute any such software or source code owned or developed by Seller. Except as set forth in Schedule 4.10(u), neither this Agreement, nor the consummation of the transactions contemplated hereby, will result in the release of, or an obligation of Seller or Purchaser to disclose, grant a license or otherwise distribute, any source code to any third party.
4.11 Agreements, Contracts and Commitments.
(a) Except as set forth on Schedule 4.11(a), and or as could not reasonably be expected to have a Material Adverse Effect, Seller is not a party to nor is it bound by:
(i) Any collective bargaining agreements,
(ii) Any agreements or arrangements that contain any severance pay or post-employment liabilities or obligations,
(iii) Any bonus, deferred compensation, pension, profit sharing or retirement plans, or any other employee benefit plans or arrangements,
(iv) Any employment or consulting agreement, contract or commitment with an employee or individual consultant or salesperson, or any consulting or sales agreement, contract or commitment with a firm or other organization,
(v) Any agreement or plan, including, without limitation, any option plan, equity appreciation plan or equity purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement,
(vi) Any fidelity or surety bond or completion bond,
(vii) Any lease of personal property requiring the payment of more than $10,000,

(viii) Any agreement of indemnification or guaranty, other than as set forth in agreements listed on Schedule 4.10(i).
(ix) Any agreement, contract or commitment containing any covenant limiting the freedom of Seller to engage in any line of business or to compete with any person,
(x) Any agreement, contract or commitment relating to capital expenditures and involving future payments in excess of $10,000,
(xi) Any agreement, contract or commitment relating to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of Seller’s business,
(xii) Any mortgage, indenture, loan or credit agreement, security agreement or other agreement or instrument relating to the borrowing of money or extension of credit, including guaranties referred to in clause (viii) hereof,
(xiii) Any purchase order or contract for the purchase of materials involving $10,000 or more,
(xiv) Any construction contracts,
(xv) Any distribution, joint marketing or development agreement, or
(xvi) Any other agreement, contract or commitment that involves $10,000 or more or that is not cancelable without penalty within 30 days.
(b) Except as set forth in Schedule 4.11(b), the Seller has not breached, violated or defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any agreement, contract or commitment to which it is a party or by which it is bound. Each such agreement, contract or commitment is in full force and effect and is not subject to any default thereunder by any party obligated to Seller pursuant thereto.
4.12 Interested Party Transactions. Except as set forth in Schedule 4.12, no officer, director or affiliate of Seller (nor any family member of any such person. or any trust, partnership or corporation in which any such person has or has had an interest) has or has had, directly or indirectly, (i) an interest in any entity which furnished or sold, or furnishes or sells, services or products that Seller furnishes or sells, or proposes to furnish or sell, (ii) any interest in any entity that purchases from or sells or furnishes to, Seller, any goods or services, or (iii) a beneficial interest in any contract; provided that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “interest in any entity” for purposes of this Section 4.12.

4.13 Governmental Authorization. Schedule 4.13 lists each consent, license, permit, grant or other authorization issued to Seller by a Governmental Entity (i) pursuant to which Seller currently operates or holds any interest in any of its assets or properties or (ii) which is required for the operation of the Business or the holding of any such interest. Each such authorization is in full force and effect and constitute all such authorizations necessary or required for Seller to operate or conduct the Business or hold any interest in its properties or assets.
4.14 Litigation. There is no action, suit or proceeding of any nature pending or, to Seller’s knowledge, threatened against Seller, its properties or assets, or any of its officers or directors. There is no investigation pending or, to Seller’s knowledge, threatened against Seller, its properties or assets, or any of its officers or directors by or before any Governmental Entity. No Governmental Entity has at any time challenged or questioned the legal right of Seller to produce, offer or sell any of the Services in the present manner or style thereof.
4.15 Environmental Matters.
(a) Hazardous Material. The Seller has not: (i) operated any underground storage tanks at any property that Seller has at any time owned, operated, occupied or leased; or (ii) illegally released any material amount of any substance that has been designated by any Governmental Entity or by applicable foreign, federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, (a “Hazardous Material”), but excluding office and janitorial supplies properly and safely maintained. No Hazardous Materials are present as a result of the deliberate actions of Seller, or to Seller’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Seller has at any time owned, operated, occupied or leased.
(b) Hazardous Materials Activities. The Seller has not transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has Seller disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to as “Hazardous Materials Activities”) in material violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.
(c) Permits. The Seller currently holds all material environmental approvals, permits, licenses, clearances and consents (the “Environmental Permits”) necessary for the conduct of Seller’s Hazardous Material Activities and other businesses of Seller as such activities and businesses are currently being conducted.

(d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or, to Seller’s knowledge, threatened concerning any Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Seller. The Seller is not aware of any fact or circumstance which could involve Seller in any environmental litigation or impose upon Seller any environmental liability.
4.16 Brokers’ and Finders’ Fees; Third Party Expenses. Seller has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.
4.17 Employee Matters. Seller has no employees that are residents of the United States and Seller has complied with all applicable employment Laws of Australia. Seller has complied in all material respects with all laws applicable to it relating to its employees and any employee benefit plans maintained at any time by Seller.
4.18 Insurance. Schedule 4.18 lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of Seller. There is no claim by Seller pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid, and Seller is otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage).
4.19 Compliance with Laws. The Seller has complied in all material respects with, is not in material violation of, and has not received any notices of violation with respect to, all foreign, federal, state or local statutes, laws or regulations, as may be applicable.
4.20 Third Party Consents. Except as set forth on Schedule 4.20, no consent or approval is needed from any third party or Governmental Entity in order to effect the Acquisition or any of the transactions contemplated by this Agreement.
4.21 Website Content. Set forth on Schedule 4.21 is a materially accurate description of the processes and procedures used by Seller in its Ordinary Course of Business during the last two years in creating, obtaining and posting on its websites of the medical, health and healthcare related information and content accessible to and used by customers of the Business through the websites operated by the Business.
4.22 Representations Complete. None of the representations or warranties made by Seller under this Agreement (as modified by Seller Schedules), nor any statement made in any Schedule or certificate furnished by Seller pursuant to this Agreement, contains or will contain at the Closing Date any untrue statement of a material fact, or omits or will omit at the Closing Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser hereby represents and warrants to Seller as follows:
5.1 Organization, Standing and Power. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified would have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby.
5.2 Authority.
(a) Purchaser has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes the valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.
(b) The execution and delivery of this Agreement and the Transaction Documents by Purchaser to which it is a party does not, and the performance of this Agreement and the Transaction Documents by Purchaser to which it is a party will not, (i) conflict with or violate the Charter Documents of Purchaser, (ii) conflict with or violate any federal, state or local law or regulation applicable to Purchaser, or by which any of its assets or properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Purchaser’s, rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an encumbrance on any of the properties or assets of Purchaser pursuant to, any note, mortgage, indenture, lease, license, permit, franchise or other agreement, instrument or obligation to which Purchaser is a party or by which the Purchaser’s properties are bound or affected.
(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement and the other Transaction Documents to which either is a party or the consummation of the transactions contemplated hereby or thereby, except such as would not have a Material Adverse Effect and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement.

5.3 SEC Documents; Purchaser Financial Statements. Purchaser has furnished Seller with a true and complete copy of the following filings with the Securities and Exchange Commission (the “SEC”): (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, (ii) its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2008, and (iii) its Proxy Statement relating to Purchaser’s 2008 Annual Meeting of Shareholders (collectively, the “SEC Documents”). As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed document with the SEC. The financial statements of Purchaser, including the notes thereto, included in the SEC Documents (the “Purchaser Financial Statements”) comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States Generally Accepted Accounting Principles consistently applied (except as may be indicated in the notes thereto) and present fairly the consolidated financial position of Purchaser at the dates thereof and of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal audit adjustments).
5.4 Brokers and Finders Fees. Purchaser has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.
ARTICLE VI
ADDITIONAL AGREEMENTS
6.1 Access to Information. Except for as set forth on Schedule 6.1, Seller shall afford Purchaser and its accountants, counsel and other representatives, reasonable access during normal business hours following the Closing Date to (i) all of Seller’s properties, books, contracts, commitments and records related to the Business, and (ii) all other information concerning the Business, properties and personnel (subject to restrictions imposed by applicable law) of Seller as Purchaser may reasonably request and as are not transferred to Purchaser hereunder. Seller agrees to provide to Purchaser and its accountants, counsel and other representatives copies of internal financial statements promptly upon request. No information or knowledge obtained in any investigation pursuant to this Section 6.1 shall affect or be deemed to modify any representation or warranty contained herein.
6.2 Confidentiality. Each of the parties hereto hereby agrees to keep such information or knowledge obtained in any investigation of the other, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, confidential, unless in the opinion of counsel to such Party disclosure is required by Law; provided that the foregoing shall not apply to information or knowledge which (i) a party can demonstrate was already lawfully in its possession prior to the disclosure thereof by the other party, (ii) is generally known to the public and did not become so known through any violation of law, (iii) became known to the public through no fault of such party, (iv) is later lawfully acquired by such party from other sources, (v) is required to be disclosed by order of court or government agency with subpoena powers, or (vi) which is disclosed in the course of any litigation between any of the parties hereto.

6.3 Expenses. All fees and expenses incurred in connection with the transactions contemplated by this Agreement including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party hereto in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses. Notwithstanding the foregoing, Purchaser shall reimburse the documented out of pocket costs incurred by it in connection with the audit of Seller performed by PriceWaterhouseCoopers related to the 2008 year financial statements of Seller.
6.4 Public Disclosure. Unless otherwise required by law, no disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement shall be made by any party hereto unless approved by the parties hereto prior to release.
6.5 Additional Documents and Further Assurances. Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.
6.6 Tax Matters.
(a) Responsibility for Taxes and Tax Returns.
(i) Subject to Section 6.6(a)(iii) below, Seller will be responsible for the preparation and filing of all Tax Returns of Seller (including Tax Returns required to be filed after the Closing Date) to the extent such Tax Returns include or relate to Seller’s operation of the Business or Seller’s use or ownership of the Acquired Assets on or prior to the Closing Date. The Seller’s Tax Returns to the extent they relate to the Business or Acquired Assets shall be true, complete and correct in all material respects and prepared in accordance with applicable law. The Seller will be responsible for and make all payments of Taxes shown to be due on such Tax Returns to the extent they relate to the Acquired Assets or the Business.
(ii) Purchaser will be responsible for the preparation and filing of all Tax Returns it is required to file with respect to its ownership or use of the Acquired Assets or its operation of the Business attributable to taxable periods (or portions thereof) commencing after the Closing Date. Purchaser’s Tax Returns, to the extent they relate to the Acquired Assets or the Business, shall be true, complete and correct and prepared in accordance with applicable law in all respects. Purchaser will make all payments of Taxes shown to be due on such Tax Returns to the extent they relate to the Acquired Assets or the Business.

(iii) In the case of any real or personal property taxes (or other similar Taxes) but excluding Australia Goods and Services Tax, any Queensland Stamp Duty and other United States Transfer Taxes or Australian Transfer Taxes attributable to the Acquired Assets for which Taxes are reported on a Tax Return covering a period commencing before the Closing and ending thereafter (a “Straddle Period Tax”), any such Straddle Period Taxes shall be prorated between Seller and Purchaser on a per diem basis. The party required by law to pay any such Straddle Period Tax (the “Paying Party”) shall file the Tax Return related to such Straddle Period Tax within the time period prescribed by law and shall timely pay such Straddle Period Tax. To the extent any such payment exceeds the obligation of the Paying Party hereunder, the Paying Party shall provide the other party (the “Non-Paying Party”) with notice of payment, and within 10 days of receipt of such notice of payment, the Non-Paying Party shall reimburse the Paying Party for the Non-Paying Party’s share of such Straddle Period Taxes.
(b) Cooperation. To the extent relevant to the Business or the Acquired Assets, each party shall (i) provide the other with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any audit or other examination by any taxing authority or in connection with judicial or administrative proceedings relating to any liability for Taxes and (ii) retain and provide the other with all records or other information that may be relevant to the preparation of any Tax Returns, or the conduct of any audit or examination, or other proceeding relating to Taxes. The Seller shall retain all documents, including prior years’ Tax Returns, supporting work schedules and other records or information with respect to all sales, use and employment tax returns and, absent the receipt by Seller of the relevant tax clearance certificates, shall not destroy or otherwise dispose of any such records for six (6) years after Closing without the prior written consent of Purchaser.
6.7 Other Funds Received.
(a) If any party to this Agreement receives or otherwise acquires funds (including, but not limited to, prepaid fees, rebates, warranty proceeds, incentives, Accounts Receivables, deposits and asset dispositions, in any form whatsoever), which are properly due and payable to any other party to this Agreement, the recipient of such funds shall immediately (and within three business days following the receipt thereof) forward such funds to the other party.
(b) Purchaser shall not approve any returns or adjustments relating to or affecting any of Seller’s accounts receivables, without Seller’s prior written consent.
(c) Seller shall be solely responsible for collecting all of the Accounts Receivable related to operations prior to the Closing Date. However, it is anticipated that some customers may pay Purchaser with respect to such accounts after the Closing. Therefore, Purchaser shall apply all funds received from any customer to the invoices of that customer in the order of their maturity unless specifically requested otherwise by the customer. Any funds collected by Purchaser with respect to any of Seller’s Accounts Receivable shall be held in trust by Purchaser for the sole benefit of Seller, and Purchaser shall promptly pay such amounts to Seller within three business days of its receipt of such funds, together with a statement identifying such customer, the amount paid, and the contract involved.

(d) In determining the Accounts Receivable existing as of and on the Closing Date that are not accurately identifiable on the books and records of the Seller on the Closing Date, and with respect to any partial periods in which Seller has earned revenue that will not be billed until the end of the period, the parties agree to use such statements, invoices and other third party communications as may be reasonably necessary to so identify the Accounts Receivable existing as of an on the Closing Date, including statements from third party advertisement revenue sources relating to the end of the month in which the Closing occurs to determine such Accounts Receivable in good faith. For the avoidance of doubt, the parties intend to allocate revenues earned by Seller through the Closing Date to Seller on a daily basis based on the account information for those revenues that may be received after the Closing Date.
6.8 Post-Closing Assignments. For the agreements set forth on Schedule 6.8 (the “Unassigned Contracts”) for which a consent to assignment was not obtained as of the Closing Date, the following provisions shall apply:
(a) For the first ninety (90) days following the Closing: Seller shall use reasonable commercial efforts to obtain a consent and waiver from each counterparty of the Unassigned Contracts. After consultation with Purchaser, Seller may, in lieu of such consent, obtain an amendment to any such agreement to allow its assignment and transfer to Purchaser or to allow its termination so that a replacement agreement can be effected in favor of Purchaser.
(b) If Seller obtains such consent, waiver or amendment, it shall provide Purchaser with a copy of such consent, waiver or amendment. If such consent, waiver, or amendment is a form reasonably acceptable to Purchaser, Purchaser shall assume such agreement on the following terms: (i) Seller will assign to Purchaser all of Seller’s rights in and to such agreement pursuant to the terms of the form of Assignment attached hereto as Exhibit B, and (ii) Purchaser shall assume any obligations of Seller under such agreement from and after the effective date of transfer of that agreement, in each case pursuant to the terms of the such Assignment.
(c) In order to provide Purchaser with the full realization and value of every agreement, Seller agrees that it will, at the request of Purchaser, take all reasonable actions to assure that the rights of Seller under such agreement shall be preserved for the benefit of Purchaser; except that nothing herein shall require Seller to make any further payments to a counterparty and Seller shall not be responsible for any termination of a remaining agreement by counterparty if done by counterparty pursuant to the terms of such agreement.
(d) If Seller is unable to obtain a consent, waiver, or amendment with respect to an Unassigned Contract in a form reasonably acceptable to Purchaser within the 90-day period referred to in Section 6.8(a), then Seller’s obligations hereunder with respect to such Unassigned Contract shall terminate, and Seller may terminate, transfer or otherwise dispose of such Unassigned Contract as it deems appropriate, and Purchaser shall have no interest in, nor any obligation or liability with respect to, such Unassigned Contract.

6.9 Support of Earn-Out Activities. Purchaser agrees that during the First and Second Earn-Out Periods, Purchaser will make commercially reasonable efforts to support the activities directed at achieving the highest Tiers set out in Schedules 2.5(b) and 2.5(c).
6.10 Business Records. Seller may retain copies of all records (electronic and written), documentation and materials related to the Business for its internal use, to complete its tax returns and for other business and legal purposes. After the Closing, upon request by Purchaser, Seller agrees to deliver to Purchaser any of such records in the form and format in which Seller retains such records, provided that Purchaser shall bear the expense of locating and copying such files (it being understood that Seller shall provide personnel for such purpose under the Consulting Agreement).
ARTICLE VII
SURVIVAL OF REPRESENTATIONS AND WARRANTIES;
INDEMNIFICATION; SET OFF
7.1 Survival of Representations and Warranties. All representations and warranties made by Seller or Purchaser in this Agreement shall survive the Closing for a period of one (1) year, except (a) for those relating to intellectual property matters set forth in Section 4.10 hereof shall survive for a period of two (2) years, and (b) those representations and warranties set forth in Section 4.3(a) and Section 4.9(b), which shall survive indefinitely. Any claim for indemnification (“Claim”) for a breach of a representation or warranty hereunder must be made within the applicable survival period for such representation or warranty, or shall be forever barred.
7.2 Indemnification by Seller and Shareholders.
(a) Subject however to the limitations set forth in Section 7.4, Seller and Shareholders will, jointly and severally, indemnify and hold harmless Purchaser and its respective affiliates, officers, directors, shareholders, agents, representatives, consultants, employees and affiliates, and all of their respective successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) from, against and in respect of the amount of any and all liabilities, obligations, losses, damages, claims, actions, liens and deficiencies of any kind or nature but excluding consequential, special, indirect, incidental and punitive damages (“Losses”) which exist, or which are imposed on, incurred by or asserted against any one or more of the Purchaser Indemnified Parties:
(i) based upon, resulting from or arising out of, or as to which there was, any material breach or inaccuracy of any representation or warranty made by Seller in Article IV of this Agreement;

(ii) based upon, resulting from or arising out of, or as to which there was, any breach or nonfulfillment of any agreement or covenant made by Seller in this Agreement;
(iii) based upon, resulting from or arising out of any claim, litigation or proceeding brought by any third-party (including any governmental body or authority) that relates to the ownership or operation of the Acquired Assets or Business prior to the Closing Date (other than in the nature of third-party claims covered by Section 7.2(a)(vi) below); and
(iv) with respect to any of the Excluded Liabilities;
(v) in the nature of Taxes for periods through the Closing for which Seller or the Business is liable, subject to the exclusion of Australia Goods and Services Tax, Queensland Stamp Duty and United States Transfer Taxes, to the extent that (i) such Taxes should have been but were not reflected in any Tax Return filed by the Business for periods prior to the Closing, (ii) such Taxes were required to be paid prior to or related to periods prior to the Closing and were not so paid, or (iii) such Taxes result from the failure by the Business prior to the Closing to comply with any legal requirements relating to information reporting or withholding and payment over of Taxes with respect to payments made to third parties;
(vi) based upon, resulting from or arising out of any claim, litigation or proceeding brought by any third-party claiming any damage, injury or other Loss resulting from or arising out of any medical, health, healthcare or other content or information related to the Business that was viewed on the websites www.WrongDiagnosis.com or www.CureResearch.com or any other websites or domains included in the Acquired Assets, at any time prior to the Closing Date; and
(vii) of any cost or expenses (including, without limitation, settlement costs and reasonable attorneys’, accountants’ and experts’ fees and court costs) incurred by Purchaser Indemnified Parties in connection with any of the foregoing (including, without limitation, any reasonable cost or expense incurred by Purchaser Indemnified Parties in enforcing their rights pursuant to this Section 7.2).
Each of the above is for purposes of this Agreement a “Purchaser Indemnified Obligation.” The applicability or non-applicability, as the case may be, of any Purchaser Indemnified Obligation to any claim or indemnity hereunder shall not exclude or otherwise limit the applicability of any other Purchaser Indemnified Obligation, except and only to the extent that a multiple recovery would result or amounts are reimbursed by insurance or recovered from third parties, and except that any expenses claimed are limited to actual out-of-pocket expenses incurred to pay third parties.
(b) Claims for indemnification under Section 7.2(a)(ii), (iii), (iv), (v) or (vi) may be made regardless of whether or not the matter giving rise to such claim would constitute a breach of a representation and warranty made in this Agreement, any certificate required hereunder, any Seller Schedule hereto or any other written document. No Purchaser Indemnified Party shall be required to make any claim or demand against any other person or entity prior to the making of any claim or demand for indemnification or at any other time.

7.3 Purchaser Indemnification. Subject to the provisions set forth herein, Purchaser will indemnify and hold harmless Seller and its officers, directors, shareholders, agents, representatives, consultants, employees and affiliates and their respective heirs, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) from and against the amount of any and all Losses suffered or incurred by the Seller Indemnified Parties to the extent resulting from:
(a) based upon, resulting from or arising out of, or as to which there was, any breach or inaccuracy of any representation or warranty made by Purchaser in this Agreement;
(b) based upon, resulting from or arising out of, or as to which there was, any breach or nonfulfillment of any agreement or covenant made by Purchaser in this Agreement;
(c) the failure of Purchaser to satisfy the Assumed Liabilities;
(d) any claim or any action arising out of or related to the operation or ownership of the Acquired Assets, if and to the extent that such claim or action arises out of the operation of the Business solely after the Closing (other than the Purchaser Indemnified Obligations);
(e) based upon, resulting from or arising out of any claim, litigation or proceeding brought by any third-party (including any governmental body or authority) against any Seller Indemnified Party after the Closing Date that relates to the ownership or operation of the Acquired Assets or Business solely after the Closing Date, including any claims arising out of any medical, health, healthcare or other content or information related to the Business that was viewed on the websites www.WrongDiagnosis.com or www.CureResearch.com, or any other websites or domains included in the Acquired Assets, on or after the Closing Date; and
(f) any cost or expenses (including, without limitation, settlement costs and reasonable attorneys’, accountants’ and experts’ fees and court costs) incurred by Seller Indemnified Parties in connection with any of the foregoing (including, without limitation, any reasonable cost or expense incurred by Seller Indemnified Parties in enforcing their rights pursuant to this Section 7.3).
Each of the above is for purposes of this Agreement a “Seller Indemnified Obligation.” The applicability or non-applicability, as the case may be, of any Seller Indemnified Obligation to any claim or indemnity hereunder shall not exclude or otherwise limit the applicability of any other Seller Indemnified Obligation, except and only to the extent that a multiple recovery would result.

7.4 Limitations. Except with respect to Excluded Liabilities, Seller and Shareholders shall not be required to make any indemnification payment to Purchaser until such time as the total amount of all Losses exceeds $50,000 (“Seller’s Basket”) in the aggregate. In the event Losses incurred by Purchaser exceed Seller’s Basket, Purchaser shall be entitled to indemnification only for the amount of such Losses in excess of Seller’s Basket, subject to the limitations set forth herein. The maximum amount payable in the aggregate by Seller and Shareholders for Losses which are indemnifiable by Seller and Shareholders under this Article VII shall not exceed the amount of the Initial Cash Payment (“Seller’s Cap”); provided, however, that the maximum amount payable in the aggregate by Seller and Shareholders for Losses which are indemnifiable by Seller and Shareholders under Section 7.2(a)(vi) and (vii) related to such claims shall not exceed $1,000,000 (“Seller’s Medical Information Cap”). Seller’s Cap shall not apply to Claims: (i) for breaches of representation and warranties set forth in Sections 4.2, 4.3(a) and 4.9(b); (ii) with respect to fraud; or (iii) related to Excluded Liabilities, and Seller and Shareholders shall be liable for the full amount thereof.
7.5 Right of Set-Off. Any obligation of indemnification owed by Seller to Purchaser pursuant to this Article VII may, in the sole discretion of Purchaser, be satisfied by the set off of any Earn-Out Payments due to Seller hereunder (the “Set-off Amounts”). Purchaser shall also have the right to set off and withhold Set-off Amounts as deemed reasonable by Purchaser upon delivery to Seller of a written notice of Claim which is disputed by Seller, until such time as the Claim is settled. Purchaser shall in good faith release any Set-off Amounts withheld upon Purchaser’s determination that the funds will not be needed to satisfy Seller’s obligations for such claim, which determination shall not be unreasonably withheld.
7.6 Treatment of Indemnity Payments. The parties agree to treat any indemnity payment made pursuant to this Article VII as an adjustment to the Purchase Price, except to the extent that an alternative interpretation is required by Australian law.
7.7 Calculation of Losses. Subject to the other provisions of this Article VII, any insurance proceeds or tax benefits received by any indemnified party with respect to any Losses shall reduce the amount payable to such indemnified party under the indemnification provisions of this Article VII. Each party shall use reasonable commercial efforts to pursue any available insurance claims.
7.8 Exclusive Remedy. Other than Claims for fraud, willful misconduct, or intentional misrepresentation, the sole remedy of the Purchaser, Seller and Shareholders for breaches of this Agreement shall be claims made in accordance with and subject to the limitations of this Article VII.

7.9 Indemnification Claims
(a) If either a Purchaser Indemnified Party, on the one hand, or a Seller Indemnified Party, on the other hand (the “Claimants”), wishes to assert an indemnification claim hereunder, the Claimant shall deliver to Seller, if a Claimant is a Purchaser Indemnified Party, or to Purchaser, if the Claimant is a Seller Indemnified Party, a written notice (a “Claim Notice”) setting forth:
(i) the matter giving rise to the Claim for indemnification,
(ii) a detailed description of all of the facts and circumstances known to Claimant giving rise to the Claim, and
(iii) a detailed description of, and a reasonable estimate of the total amount of, the monetary amounts actually incurred or expected to be incurred for which indemnification is sought.
(b) Purchaser Indemnified Parties and Seller Indemnified Parties are referred to herein as “Indemnified Parties”, and the persons from whom indemnification may be sought pursuant to this Article VII are referred to as an “Indemnifying Party”. Within twenty (20) days after receipt of any Claim Notice, the Indemnifying Parties will (i) acknowledge in writing their responsibility for all or part of such matter for which indemnification is sought under this Article VII, and will either (x) pay or otherwise satisfy the portion of such matter as to which responsibility is acknowledged, or (y) take such other action as is reasonably satisfactory to the Indemnified Party to provide reasonable security or other assurances for the performance of their obligations hereunder, and/or (ii) give written notice to the Indemnified Party of their intention to dispute or contest all or part of such responsibility. Upon delivery of such notice of intention to contest, the parties will negotiate in good faith to resolve as promptly as possible any dispute as to responsibility for, or the amount of, any such matter.
7.10 Defense of Third Party Actions. If an Indemnified Party receives notice or otherwise obtains knowledge of any claim or any threatened claim that may give rise to an indemnification Claim against an Indemnifying Party, then the Indemnified Party shall promptly deliver to the Indemnifying Party a written notice describing such claim in reasonable detail. The untimely delivery of such written notice by the Indemnified Party to the Indemnifying Party shall only relieve the Indemnifying Party of liability with respect to such Claim to the extent it has been prejudiced by lack of timely notice under this Article VII with respect to such Claim. The Indemnifying Party shall have the right, at its option, to assume the defense of any such claim with its own counsel, reasonably satisfactory to the Indemnified Party, but only if the Indemnifying Party simultaneously agrees to indemnify persons and entities claiming indemnity from the Indemnified Party fully and completely for such claim. If the Indemnifying Party elects to assume the defense of and indemnification for any such claim, then:
(a) notwithstanding anything to the contrary contained in this Agreement, the Indemnifying Party shall not be required to pay or otherwise indemnify the Indemnified Party against any attorneys’ fees or other expenses incurred on behalf of the Indemnified Party in connection with such matter following the Indemnifying Party’s election to assume the defense of such matter so long as the Indemnifying Party continues to diligently conduct such defense;
(b) the Indemnified Party shall make available to the Indemnifying Party all books, records and other documents and materials that are under the direct or indirect control of the Indemnified Party or any of the Indemnified Party’s Associates that the Indemnifying Party considers necessary or desirable for the defense of such matter at the expense of the Indemnifying Party and shall make available to the Indemnifying Party reasonable access to Indemnified Party’s personnel;

(c) the Indemnified Party shall execute such documents and take such other actions as the Indemnifying Party may reasonably request for the purpose of facilitating the defense of, or any settlement, compromise or adjustment relating to, such claim (with the Indemnifying Party to reimburse Indemnified Party for third-party, out-of-pocket expenses) and the Indemnified Party shall not be required to take any such action or execute any document which imposes any equitable or unindemnified liability remedy on any Indemnified Party or would adversely affect the Business;
(d) the Indemnified Party shall otherwise fully cooperate as reasonably requested by the Indemnifying Party in the defense of such claim (with the Indemnifying Party to reimburse Indemnified Party for third-party, out-of-pocket expenses); and
(e) the Indemnified Party shall not admit any liability with respect to such claim.
If the Indemnifying Party fails or refuses to assume the defense of and indemnification for such claim, then the Indemnified Party shall proceed diligently to defend such claim with the assistance of counsel, and the Indemnifying Party shall thereafter reimburse Indemnified Party on a current basis as requested by Indemnified Party for all reasonable costs and expenses of defense for which an Indemnified Party is entitled to indemnification.
7.11 Subrogation. To the extent that the Indemnifying Party makes or is required to make any indemnification payment to any Indemnified Party, the Indemnifying Party shall be entitled to exercise, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Indemnified Party or any of the Indemnified Party affiliates may have against any other person (other than any Purchaser Indemnified Party or Seller Indemnified Party) with respect to any Losses, circumstances or matter to which such indemnification payment is directly or indirectly related. The Indemnified Party shall permit the Indemnifying Party to use the name of the Indemnified Party and the names of the Indemnified Party’s affiliates in any transaction or in any proceeding or other matter involving any of such rights or remedies; and the Indemnified Party shall take such actions as the Indemnifying Party may reasonably request for the purpose of enabling the Indemnified Party to perfect or exercise the Indemnifying Party’s right of subrogation hereunder.

7.12 No Implied Representations and Warranties.
EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE IV, THE SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY IN RESPECT OF THE ASSIGNED ASSETS OR OTHERWISE, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE PURCHASER ACKNOWLEDGES THAT REVENUES AND PROFITABILITY OF THE BUSINESS MAY NOT CONTINUE AT HISTORIC LEVELS OR AT LEVELS EXPECTED OR PROJECTED BY THE PURCHASER AND COULD BE SIGNIFICANTLY REDUCED OR CEASE ALTOGETHER DUE TO A NUMBER OF FACTORS, INCLUDING COMPETITION FROM OTHER WEBSITES, REGULATORY OR OTHER GOVERNMENTAL ACTIONS AND INTELLECTUAL PROPERTY-RELATED FACTORS, AND THAT THE SELLER HAS NO OBLIGATION TO THE BUYER WITH RESPECT THERETO.
THE BUYER ACKNOWLEDGES AND AGREES THAT THE SELLER HAS NOT MADE ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, ORAL OR WRITTEN, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE IV.
THE SELLER SHALL NOT HAVE, OR BE SUBJECT TO, ANY LIABILITY TO THE BUYER OR ANY OTHER PERSON RESULTING FROM THE OPERATION OF THE BUSINESS BY THE BUYER OR THE BUYER’S AFFILIATES, OR THE BUYER’S OR THE BUYER’S AFFILIATES’ USE OF OR RELIANCE ON, ANY INFORMATION, DOCUMENTS OR MATERIALS PRESENTED, DELIVERED OR OTHERWISE MADE AVAILABLE TO THE BUYER OR THE BUYER’S AFFILIATES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY.
ARTICLE VIII
GENERAL PROVISIONS
8.1 Amendment. Except as is otherwise required by applicable law after the members of Seller approve this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.
8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)	If to Purchaser to:

Health Grades, Inc. 500 Golden Ridge Road, Suite 100 Golden, CO 80401 Attention: Chief Financial Officer Telephone No.: (303) 716-0041 Facsimile No: (303) 716-6635

with a copy to: Rothgerber Johnson & Lyons LLP 1200 17th Street, Suite 3000 Denver, CO 80202 Attn: Kevin M. Kelly, Esq. Telephone No.: (303) 623-9000 Facsimile No.: (303) 623-9222
(b)	If to Seller or to the Shareholders, to:

Adviware Pty Ltd. 8 Grace Close Cairns, Queensland, 4870 Australia Attention: Anita Markovic Telephone No.: (+61) 740 34 2750 Facsimile No.: (+61) 740 34 2753

with a copy to:

Vinson & Elkins LLP First City Tower 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Attention: Steve Borgman Telephone No.: (713) 758-2002 Facsimile No.: (713) 615-5758
8.3 Interpretation. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Facsimile and electronic signatures (i.e., PDF) to this Agreement shall be valid.
8.5 Entire Agreement; Assignment. This Agreement, the Schedules and Exhibits hereto, and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided, except that Purchaser may assign its rights and delegate its obligations hereunder to its affiliates, but no such assignment shall relieve the Purchaser from any of its obligations hereunder.

8.6 Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
8.7 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
8.8 Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, United States of America, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto covenant and agree that the state and federal courts sitting in the State of Hawaii, United States of America, and all related appellate courts, are to have exclusive jurisdiction to settle any disputes arising out of or relating to this Agreement. If, notwithstanding the foregoing covenant of the parties, a state or federal court sitting in the State of Hawaii rules, after an action is initiated in such court by a party hereto, that such court is an inappropriate venue under applicable law for any dispute arising hereunder, the parties hereto covenant and agree that the state and federal courts sitting in the State of Colorado, United States of America, and all related appellate courts, are to then have exclusive jurisdiction to settle any disputes arising out of or relating to this Agreement. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the foregoing courts and submits itself and its property to the exclusive jurisdiction of the foregoing courts with respect to disputes in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein. Each of the parties hereto covenant and agree that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons, and waives, to the full extent permissible under law, and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and service of process. Each of the parties hereto agrees that a judgment or order of a court referred to in this Section 8.8 in connection with the Agreement is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction, including courts outside the United States of America. The parties hereby further agree that service of process may be made upon any party hereto by mailing copies of the summons and complaint to the person to be served by air mail or registered mail to the address set forth in Section 8.2, postage prepaid, return receipt requested, together with a copy by recognized courier service with confirmation of receipt.

8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
8.10 Time of Essence. Time is of the essence in this Agreement.
8.11 Authority and Execution. Each person executing this Agreement on behalf of a party hereto represents and warrants that he is duly and validly authorized to do so on behalf of such party, with full right and authority to execute this Agreement and to bind such party with respect to all of its obligations hereunder.
[Signature page immediately follows]

Execution Version
IN WITNESS WHEREOF, Purchaser, Seller and Shareholders have caused this Asset Purchase Agreement to be signed by their duly authorized respective officers, all as of the date first written above.
PURCHASER:
HEALTH GRADES, INC.

By:	/s/ ALLEN DODGE
	Name:	Allen Dodge
	Title:	Executive Vice President and Chief Financial Officer
SELLER:

Executed by Adviware Pty	)
Limited ACN 099 478 341 in	)
accordance with section 127(1))
of the Corporations Act 2001 (Cth):	)

/s/ Anita Markovic
Signature of sole director and sole company secretary
Name: Anita Markovic
SHAREHOLDERS:

/s/ Anita Markovic
Anita Markovic

/s/ David Spuler
David Spuler
Signature Page for Asset Purchase Agreement